Att 12-9-2003

SECURITIES  ON
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03052883

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

DEC 03 2003

REPORT FOR THE PERIOD BEGINNING October 1, 2002 (MM/DD/YY) AND ENDING September 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Gustafson Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7050 Friars Road, Suite 204
(No. and Street)

San Diego	CA	92108
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vance Gustafson (619) 234-0358
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Diehl, Evans & Company, LLP
(Name – *if individual, state last, first, middle name*)

2121 Alton Parkway, Suite 100	Irvine	CA	92606-4906
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

11-7-00

OATH OR AFFIRMATION

I, Vance Gustafson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gustafson Financial, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public


ROSE JACKSON
COMM. #1347758
Notary Public-California
SAN DIEGO COUNTY
My Comm. Exp. Mar 22, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL

GUSTAFSON FINANCIAL, INC.

FINANCIAL STATEMENTS

WITH REPORT ON AUDIT
BY INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

SEPTEMBER 30, 2003

GUSTAFSON FINANCIAL, INC.

TABLE OF CONTENTS

September 30, 2003



DIEHL, EVANS & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

A PARTNERSHIP INCLUDING ACCOUNTANCY CORPORATIONS

2121 ALTON PARKWAY, SUITE 100
IRVINE, CALIFORNIA 92606-4906
(949) 399-0600 • FAX (949) 399-0610
www.diehlevans.com

MICHAEL R. LUDIN, CPA
CRAIG W. SPRAKER, CPA
NITIN P. PATEL, CPA
ROBERT J. CALLANAN, CPA
• PHILIP H. HOLTKAMP, CPA
• THOMAS M. PERLOWSKI, CPA
• HARVEY J. SCHROEDER, CPA
• A PROFESSIONAL CORPORATION

November 12, 2003

INDEPENDENT AUDITORS' REPORT

Board of Directors
Gustafson Financial, Inc.
San Diego, California

We have audited the balance sheet of Gustafson Financial, Inc. as of September 30, 2003, and the related statements of income and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gustafson Financial, Inc. as of September 30, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Diehl, Evans and Company, LLP

OTHER OFFICES AT:

2965 ROOSEVELT STREET
CARLSBAD, CALIFORNIA 92008-2389
(760) 729-2343 • FAX (760) 729-2234

613 W. VALLEY PARKWAY, SUITE 330
ESCONDIDO, CALIFORNIA 92025-2598
(760) 741-3141 • FAX (760) 741-9890

FINANCIAL STATEMENTS

GUSTAFSON FINANCIAL, INC.

BALANCE SHEET

September 30, 2003

ASSETS

CURRENT ASSETS:	
Cash and brokerage money fund in the amount of $10,051	$ 11,081
Commissions receivable	22,553
TOTAL CURRENT ASSETS	33,634
PROPERTY AND EQUIPMENT, AT COST NET OF ACCUMULATED DEPRECIATION OF $1,582	-
OTHER ASSETS:	
Deposit on lease (Note 4)	645
TOTAL ASSETS	$ 34,279

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:	
Accrued liabilities	$ 1,086
Accrued commissions	16,808
TOTAL CURRENT LIABILITIES	17,894
STOCKHOLDERS' EQUITY:	
Common stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding	15,000
Retained earnings	1,385
TOTAL STOCKHOLDERS' EQUITY	16,385
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 34,279

See independent auditors' report and notes to financial statements.

GUSTAFSON FINANCIAL, INC.

STATEMENT OF INCOME

For the year ended September 30, 2003

REVENUES:	
Commissions	$ 175,045
Interest income	3,886
TOTAL REVENUES	178,931
EXPENSES:	
Commissions	126,944
Employee compensation and benefits	21,752
Payroll tax expense	1,723
Insurance	1,420
Legal and professional services	3,750
Licenses	54
Office supplies and expense	1,919
Postage and messenger service	1,401
Regulatory fees	3,583
Rents	11,054
Repairs and maintenance	251
Securities quotation services and other subscriptions	10,865
Telephone	2,906
Other expenses	2,556
Expense reimbursements from sales agents	(15,214)
TOTAL EXPENSES	174,964
NET INCOME BEFORE INCOME TAXES	3,967
PROVISION FOR INCOME TAXES (NOTE 3)	800
NET INCOME	$ 3,167

See independent auditors' report and notes to financial statements.

GUSTAFSON FINANCIAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended September 30, 2003

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance - October 1, 2002	100	$ 15,000	$ (1,782)	$ 13,218
Dividends	-	-	-	-
Net income	-	-	3,167	3,167
Balance - September 30, 2003	100	$ 15,000	$ 1,385	$ 16,385

See independent auditors' report and notes to financial statements.

GUSTAFSON FINANCIAL, INC.

STATEMENT OF CASH FLOWS

For the year ended September 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ 3,167
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in commissions receivable	$ (13,175)	
Increase in accrued liabilities	894	
Increase in accrued commissions	9,574	
Total adjustments		(2,707)
NET CASH PROVIDED BY OPERATING ACTIVITIES		460
NET INCREASE IN CASH		460
CASH AND CASH EQUIVALENTS, OCTOBER 1, 2002		10,621
CASH AND CASH EQUIVALENTS, SEPTEMBER 30, 2003		$ 11,081

NOTE: Cash flows from operating activities include cash payments for:

Income taxes	$ 800

See independent auditors' report and notes to financial statements.

GUSTAFSON FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS

September 30, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

   a. Gustafson Financial, Inc. (the Company) operates as a registered broker-dealer in marketable securities and other financial instruments. Under the terms of its registration agreement, the Company does not carry customer accounts, and does not receive or hold customer funds or securities. Security trades on behalf of customers are executed on a "Fully-Disclosed" basis, wherein all orders from customers are forwarded directly to a reciprocal broker for execution and all monies are sent directly from the customer to the reciprocal broker. The Company receives commissions on these trades.

   b. The Company uses the accrual method of accounting for financial reporting purposes. Commission revenue and the related commission expense are recorded on a trade date basis.

   c. Property and equipment are recorded at cost. Depreciation is provided on a straight-line basis over an estimated life of ten years. As of September 30, 2003, property and equipment are fully depreciated.

   d. The office lease, more fully described in Note 4, is an operating lease.

   e. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

   f. For the purpose of the statement of cash flows, cash and cash equivalents have been defined as demand deposits and highly liquid investments purchased with an original maturity of three months or less.

2. NET CAPITAL REQUIREMENT:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under the Rule, shall not exceed 15 to 1. Under its registration agreement as a fully disclosed broker-dealer and pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, the Company is required to maintain minimum net capital of the greater of $5,000 or 6.67% of aggregate indebtedness. At September 30, 2003, the Company had net capital of $15,689, which was $10,689 in excess of its required net capital. This amount may fluctuate on a daily basis. The Company's aggregate indebtedness to net capital ratio was 1.14 to 1.

The Company had no outstanding subordinated liabilities as of September 30, 2003.

See independent auditors' report.

GUSTAFSON FINANCIAL, INC.

NOTES TO FINANCIAL STATEMENTS
(CONTINUED)

September 30, 2003

3. INCOME TAXES:

California income tax expense for the year ended September 30, 2003 was $800. Income and expenses are included in the determination of taxable income in the same period they are recognized for financial reporting purposes. Accordingly, there is no provision for deferred income taxes. There was no federal income tax expense for the year ended September 30, 2003 due to the carryover of net operating loss from previous years. At September 30, 2003 there remains a federal net operating loss carryover of $1,569 available for use in the future.

4. OPERATING LEASE OBLIGATIONS:

The Company is leasing office space in a commercial office building in the City of San Diego, California. The original lease term ended and the lease is now on a month-to-month basis and there are no future minimum lease payments as of September 30, 2003. There is a deposit of $645 with the landlord.

5. STOCKHOLDERS' EQUITY:

There was no change in ownership of the Company's common stock nor was there any shares of stock issued or redeemed during the fiscal year ended September 30, 2003.

SUPPLEMENTARY INFORMATION



DIEHL, EVANS & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

A PARTNERSHIP INCLUDING ACCOUNTANCY CORPORATIONS

2121 ALTON PARKWAY, SUITE 100
IRVINE, CALIFORNIA 92606-4906
(949) 399-0600 • FAX (949) 399-0610
www.diehlevans.com

MICHAEL R. LUDIN, CPA
CRAIG W. SPRAKER, CPA
NITIN P. PATEL, CPA
ROBERT J. CALLANAN, CPA
• PHILIP H. HOLTKAMP, CPA
• THOMAS M. PERLOWSKI, CPA
• HARVEY J. SCHROEDER, CPA
• A PROFESSIONAL CORPORATION

November 12, 2003

GUSTAFSON FINANCIAL, INC.

COMPLIANCE WITH NET CAPITAL REQUIREMENT PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

September 30, 2003

AGGREGATE INDEBTEDNESS		$ 17,894
MINIMUM NET CAPITAL REQUIRED:		
Greater of $5,000 or 6.67% of aggregate indebtedness		$ 5,000
ACTUAL NET CAPITAL:		
Total stockholder's equity	$ 16,385	
Less non-allowable asset:		
Deposit on lease	(645)	
Less: Haircut on undue concentration in brokerage money fund	(51)	
NET CAPITAL		15,689
EXCESS OVER REQUIREMENT		$ 10,689
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		114%
RECONCILIATION FROM UNAUDITED NET CAPITAL:		
Unaudited net capital at September 30, 2003 as previously reported		$ 15,689
Audit adjustments to net capital		-
AUDITED NET CAPITAL AT SEPTEMBER 30, 2003		$ 15,689

The management of Gustafson Financial, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Gustafson Financial, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Gustafson Financial, Inc.'s practices and procedures were adequate at September 30, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Diehl, Evans and Company, LLP